Exhibit 99.4

FORM OF VOTING AGREEMENT

February 1, 2022

First Interstate BancSystem, Inc.

401 North 31st Street

Billings, MT 59101

Gentlemen:

Reference is made to the Stockholders’ Agreement, dated September 15, 2021 (as the same may be amended from time to time in accordance with its terms, the “Stockholders’ Agreement”), by and between the Stockholders (as defined in the Stockholders’ Agreement) party thereto and First Interstate BancSystem, Inc., a Montana corporation (the “Company”). Pursuant to the Agreement, among other things, each of the Stockholders that holds Common Stock is required to enter into this Voting Agreement (this “Voting Agreement”) as a condition to the Company’s obligation to nominate Stockholder Nominees at any applicable meeting of stockholders at which Directors will be elected from and after the Closing Date (in each case, as defined in the Stockholders’ Agreement). Defined terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Stockholders’ Agreement.

Accordingly, with respect to any vote or consent in respect of the election of any candidate nominated by the Board for election or appointment as a Director (other than to the extent relating to the election or appointment of a Stockholder Nominee), but only if the Stockholders have designated one or more Stockholder Nominees who are then serving on the Board or have designated one or more Stockholder Nominees for election as a director at the applicable meeting pursuant to this Agreement, Stockholder shall (a) in the case of any vote, cause all shares of Common Stock that it Beneficially Owns (and which are entitled to vote on the election of Directors) to be counted as present for purposes of calculating a quorum and (b) vote, or cause to be voted, or execute written consents with respect to, all shares of Common Stock that it Beneficially Owns (and which are entitled to vote on such matter) at its election either (i) in accordance with the recommendation of the Board as to the election of Directors or (ii) in the same proportions as the votes cast on the election of Directors in respect of all shares of Common Stock not Beneficially Owned by such Stockholder; provided that such Stockholder shall only be required to vote, or cause to be voted, or execute written consents, pursuant to this clause (b) to the extent such matter is not inconsistent with any provision of the Stockholders’ Agreement.

This Voting Agreement and any claim, controversy or dispute arising under or related to this Voting Agreement shall be governed by, and construed in accordance with the laws of, the State of Delaware without regard to its choice of law provisions.

This Voting Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same Voting Agreement. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

No amendment or waiver of any provision of this Voting Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

[Signature Pages Follow]

If the foregoing is in accordance with your understanding, please indicate your acceptance of this Voting Agreement by signing in the space provided below.

Very truly yours,

[STOCKHOLDER]

[Signature Page to Voting Agreement]

Confirmed and accepted:

FIRST INTERSTATE BANCSYSTEM, INC.

By:
Name: Kevin P. Riley
Title: President and Chief Executive Officer

[Signature Page Voting Agreement]